SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Our MRO have a new executive director

Hiring of Luiz Gustavo Pereira da Silva aims broadening the focus in business and attracting new customers

São Paulo, August 16th, 2011 – (BM&FBOVESPA: TAMM4/NYSE: TAM) - Our Technological Center, a business unit of MRO (Maintenance, Repair and Overhaul) received yesterday Luiz Gustavo Figueiredo Pereira da Silva, our new executive director. Located in São Carlos, São Paulo, the unit is responsible for TAM Airlines' and third parties' aircrafts maintenance.

With the arrival of new executive director, the MRO unit starts to respond directly to the holding TAM S/A, headed by Marco Antonio Bologna. Ruy Amparo, which had been accumulating attributions of TAM Airlines' Vice President of Operations and Maintenance and the MRO, remains in charge for TAM airlines' Vice Presidency of Operations and Maintenance.

“The decision to have an executive dedicated to the maintenance center, reporting to TAM S/A, is aligned with our objective of strengthening the MRO as a business unit to improve its processes, expand the customer base and seek strategic partners”, says Bologna.

“We will have a specific focus on business, a results center, with greater independence and segregation of activities aimed at improving processes, greater customer acquisition and search for best practices within the corporate governance of TAM companies”, completed Luiz Gustavo Pereira da Silva.

The new director is 40 years old, engineer with master's degree in Logistics by the Air Force Technology Institute of Ohio, USA. His professional experience includes the Brazilian air force, besides the companies ALL - America Latina Logistics, MRS Logistics and Aqces Logistics.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas and Director of Investor Relations for TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: ( www.tam.com.br)
We operate direct flights to 45 cities in Brazil and 19 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses 92 airports in Brazil and 92 international destinations, including Asia. In June 2011 our market share was 41.7%, and is also the country´s leading player among Brazilian airlines that operate international routes, with 90.6% market share. With the largest passenger aircraft fleet in the country (156 aircraft), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 14 million tickets in exchange for points and is part of the Multiplus network, which today has 8.3 million members. Member of Star Alliance – the world´s largest airline alliance – since May 2010, we are part of a network with 1,185 destinations in 185 countries.

Disclaimer about future information:

This statement may include forecasts on future events. Such forecasts reflect only expectations from the Company management and involve risks and uncertainties, whether expected or not. The Company is not responsible for operations or investment decisions made based on information included herein. Such forecasts are subject to change without prior warning.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.